Exhibit 4.6

AMENDMENT NO. 3 TO THE

ROTECH HEALTHCARE INC.

COMMON STOCK OPTION PLAN

WHEREAS, Rotech Healthcare Inc. (the “Company”) has established and maintains the Rotech Healthcare Inc. Common Stock Option Plan (the “Plan”); and

WHEREAS, pursuant to Section 7(b) of the Plan, the Company’s Board of Directors (the “Board”) may at any time amend the Plan, subject to certain limitations;

WHEREAS, the Board deems it to be in the best interests of the Company to amend the Plan to revise the definition of “Change in Control”;

WHEREAS, on December 5, 2003, the Board approved such amendment to the Plan;

NOW, THEREFORE, the Plan is hereby amended, effective as of December 5, 2003 as follows:

FIRST: The definition of “Change in Control” provided in Section 2 of the Plan is hereby amended to read in its entirety as follows:

“A “Change in Control” will occur if:

(a) any Person (other than the Company or any subsidiary or any trustee or other fiduciary holding securities under an employee benefit plan of the Company), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or

(b) during any two-year period, individuals who at the date on which the period commences constitute a majority of the Board of Directors (the “Incumbent Directors”) cease to constitute a majority thereof for any reason; provided, however, that a director who was not an Incumbent Director shall be deemed to be an Incumbent Director if such director was elected by, or on the recommendation of, at least two-thirds of the Incumbent Directors (either actually or by prior operation of this provision), other than any director who is so approved in connection with any actual or threatened contest for election to positions on the Board of Directors; or

(c) the stockholders of the Company approve a merger or consolidation (other than a transaction involving only the Company and one or more of its subsidiaries) of the Company with any other company other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (as hereinafter defined) acquires more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(d) the stockholders of the Company approve an agreement or adopt a plan relating to the complete liquidation of the Company or approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.”

SECOND: Except to the extent hereinabove set forth, the Plan shall remain in full force and effect without change or modification.

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IN WITNESS WHEREOF, and as evidence of the adoption of the foregoing, the Company has caused this Amendment No. 3 to be executed by a duly authorized officer this 5th day of December, 2003.

ROTECH HEALTHCARE INC.

By:
Name:
Title: